QUIPP, INC. AND SUBSIDIARY
                                   EXHIBIT 11
                SCHEDULE OF COMPUTATION OF NET INCOME PER SHARE
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


Primary and fully diluted
      earnings per share             1996         1995        1994

NET INCOME                        $2,219,828   $2,096,228  $1,376,206



Weighted average number of common
    shares outstanding during the  1,565,765    1,565,765   1,469,465
year

Add-common equivalent shares
(determined
    using the "treasury stock"
method)
    representing shares issuable
upon
    exercise of employee stock       128,190       59,892      87,507
options


Weighted average number of shares
    used in calculation of net
income
    per share                      1,693,955    1,625,657   1,556,792





Net income per common and common
    equivalent share                   $1.31        $1.30       $0.88